EXHIBIT 99.1

Anfield Advances Velvet-Wood Toward Active Dewatering with Utah Concept Approval and Outfall Reactivation Request

VANCOUVER, British Columbia, Sept. 10, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (“Anfield” or the “Company”) (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) today announced two important milestones at its Velvet-Wood uranium and vanadium project in Utah: Concept Approval from the Utah Division of Water Quality (“Division”) for the project’s water treatment plan, and submission of a formal request to reactivate Outfall – the primary or initial designated point of discharge from which a facility releases treated wastewater – under the mine’s active UPDES Permit. Subject to Division approval and confirmation that treated water meets permit limits, Anfield is targeting commencement of treated-water discharge in the second week of November, clearing the path to active dewatering of the historic underground workings.

These steps follow the Company’s August 27th announcement of the first underground blast at Velvet-Wood in nearly 40 years and rehabilitation of the first 700 feet of the decline. Construction of the water treatment plant and installation of the dewatering pump have continued in parallel. Once discharge begins, Anfield expects the remaining portion of the decline to dewater within approximately the first month of active pumping, with roughly two to three months required to dewater the existing underground workings.

Velvet-Wood last produced uranium and vanadium in 1984. Bringing the historic underground workings back into a dry, workable condition is a central step in Anfield’s hub-and-spoke strategy, which centers on the fully permitted Shootaring Canyon Mill in Utah — one of only three licensed, permitted, and constructed conventional uranium mills in the United States.

Corey Dias, CEO of Anfield, commented: “We are moving Velvet-Wood from restart milestones into an executable dewatering timeline. Utah’s Concept Approval of our water treatment plan, together with our request to reactivate Outfall, puts us on track to begin treated discharge as early as November 7, subject to final Division approval and permit compliance. Combined with the first underground blast in nearly four decades and ongoing decline rehabilitation, Velvet-Wood is advancing as a real near-term contributor to our Shootaring-centered hub-and-spoke platform.”

About Anfield

Anfield Energy is a uranium and vanadium development and near-term production company committed to becoming a significant supplier of energy-related fuels through sustainable, efficient growth of its U.S.-based assets. The Company’s flagship asset is the Shootaring Canyon Mill in Utah, one of only three licensed, permitted, and constructed conventional uranium mills in the country. Anfield’s portfolio includes the advanced Velvet-Wood project (Utah) and other conventional uranium-vanadium assets in Utah, Colorado, Arizona, and New Mexico. All of Anfield’s assets are located in the United States, positioning the Company to help meet America’s growing nuclear fuel needs. The U.S. consumes nearly 50 million pounds of uranium annually yet produces only a small fraction domestically.

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Oﬃcer

Contact:
Anﬁeld Energy, Inc.
Corporate Communications
604-669-5762
contact@anﬁeldenergy.com
www.anﬁeldenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identiﬁed by the use of terminology such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” (including negative variations). Forward-looking statements in this release include, but are not limited to, statements regarding the completion of construction of the Velvet-Wood water treatment plan and installation of the dewatering pump; the commencement of treated water discharge; the expected timeframe for dewatering; and statements regarding ongoing rehabilitation work at Velvet-Wood. Forward-looking statements are based on the Company’s current beliefs and assumptions as to the outcome and timing of future events, including, but not limited to, that the anticipated timing for completion of construction of the Velvet-Wood water treatment plant and installation of the dewatering pump will be consistent with the Company’s current expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to diﬀer materially from those implied by such forward-looking statements. Factors that could cause actual results to diﬀer materially from these forward-looking statements include, among other things: the risks and uncertainties relating to exploration and development; the availability of third-party contractors retained by the Company in connection with rehabilitation and construction; the need to comply with environmental and governmental regulations in Canada and the United States; ﬂuctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the Base Shelf Prospectuses and the Prospectus Supplements (including the documents incorporated by reference therein), as well as the management discussion and analysis and other disclosures of risk factors for the Company, ﬁled on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.